

June 27, 2017

Mail Stop 4631

<u>Via E-mail</u>
Janice E. Stipp
Vice President
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263

      Re: Rogers Corporation
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 21, 2017
              File No. 1-04347

Dear Ms. Stipp:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   In future filings, please enhance your discussion of the known trends, events or uncertainties that have had or will have materially favorable or unfavorable impacts on your financial condition, operating performance, revenues or income, or that result in your liquidity increasing or decreasing in any material way. For instance, we note that your discussions of changes in net sales are recitations of information found in the balance sheets and that you primarily attribute a 2016 year-over-year increase in backlog of 41% to "an improvement in general market conditions." These are only examples. For guidance, please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 23

Income Tax Expense, page 25

2. Regarding your revised assertion for unremitted earnings, please address the following points:

- Tell us the amount of foreign earnings previously determined to be permanently reinvested that has been and/or is expected to be repatriated by jurisdiction, including whether those earnings were distributed to the US or other offshore subsidiaries. Also, tell us if this amount represents the entire amount of unremitted foreign earnings for each jurisdiction, if not how much remains as permanently reinvested by jurisdiction. Finally, for the portion that has not yet been distributed, tell us to which offshore subsidiary the distribution will be made. If there has not been a determination on where the distribution will be made, help us understand how you determined the amount of the deferred tax liability to recognize.

- Expand your disclosure to describe in further detail the changes in your business circumstances and long-term business plan which led to your determination that certain accumulated foreign subsidiary earnings are no longer considered permanently reinvested.

- Tell us how you were able to conclude that you continue to meet the exception for recognition of a deferred tax liability in ASC 740-30-25-17 for your remaining undistributed foreign earnings. As part of your response, tell us how you determined which jurisdictions to distribute their earnings to either the US or other offshore subsidiaries.

- Quantify each factor discussed on page 25 as impacting your effective tax rate for each period presented. Refer to Item 303(a)(3)(i) of Regulation S-K.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters.

You may contact Christopher Ronne, Staff Attorney, at (202) 551-6156, or Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction